 (1)     The  Reporting  Person owns the Class A limited  liability  company interests of AB Legacy LLC ("AB LLC"),  which provide the Reporting  Person with voting and  dispositive  power over and a 1% pecuniary interest in the shares of Smithfield  Foods Inc. common stock ("Common Stock") owned by AB LLC.
The Reporting Person  disclaims  beneficial  ownership of the shares of Common
Stock held by AB LLC except to the extent of the  Reporting  Person's  1%
pecuniary  interest.  On February  11,  2005,  AB LLC entered  into a prepaid variable forward contract  ("Contract") with an unaffiliated  third party buyer
("Buyer") pursuant to a Master Agreement dated February 11, 2005.  The Contract obligates AB LLC to deliver to the Buyer up to 52,360  Common  Shares (or an equivalent amount of cash, if elected by AB LLC) on the Maturity Date of the
Contract  (i.e.,  August 13, 2012, or an earlier date if the parties agree to terminate the Contract  early).  In exchange for assuming  this  obligation,
AB LLC received a cash payment of  $1,164,090.52 as of the date of entering into the Contract.  AB LLC pledged 52,360 Common  Shares (the "Pledged  Shares") to secure its obligations  under the Master Agreement, and retained voting rights in the Pledged  Shares during the period of the pledge.  AB LLC will pay to
Buyer all dividends received on the Pledged  Shares during the term of transaction.  The number of shares to be delivered to the Buyer on the Maturity
Date is to be determined as follows, on the basis of prices of the Common Shares that are subject to adjustment  for events  specified in the Master Agreement:

o        If the price per share of the Common Shares on the Maturity Date is less than or equal to $30.9644 (i.e., the "Initial Share Price," which is the price on the date of entering into the  Contract), AB LLC will deliver to the Buyer the entire amount of Pledged Shares;

o        If the price per share of the Common  Shares on the Maturity  Date is between the Floor Price and $55.7359  (the "Cap Price"), AB LLC will deliver to the Buyer a number of shares determined  by  multiplying the Pledged  Shares by the Floor Price, and dividing the resulting number by the price of the Common Shares on the Maturity Date;

o        If the price per share of the Common Shares on the Maturity Date is greater than the Cap Price,  AB LLC would deliver to the Buyer a number of shares determined by reference to a formula specified in the contract that would result in AB LLC being obligated to deliver fewer than the number of Pledged Shares.